Frank F. Rahmani T: +1 650 843 5753 frahmani@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 25, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director
Dorrie Yale, Staff Attorney
Joseph McCann, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant
Christine Torney, Accountant

RE:	Myovant Sciences Ltd. Draft Registration Statement on Form S-1 Submitted July 11, 2016
CIK No. 0001679082

Ladies and Gentlemen:

On behalf of Myovant Sciences Ltd. (the “Company”), we are providing this letter in response to a letter, dated August 8, 2016, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 11, 2016 (the “Registration Statement”). The Company is concurrently submitting an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in such letter. We are also sending the Staff a copy of this letter, along with a copy of the Amended Registration Statement, which is marked to show the changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Prospectus Summary, page 1

1.	At first use, please explain the meaning of the term “depot” and “first-in-class”. Also, revise the Summary, where appropriate, to explain briefly the terms “uterine fibroids” and “endometriosis.”

The Company has revised the disclosure on pages 3 and 4 of the Amended Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

Page Two

2.	We refer to your disclosure on page 1 indicating that you expect to initiate a Phase 1 study for RVT-602 in women during the second half of 2017. Accordingly, please revise the table on page 2 to reflect that you have not started Phase 1. Please make conforming changes to the corresponding table on page 68.

The Company has revised the tables on pages 2 and 72 of the Amended Registration Statement.

3.	We refer to the final sentence on page 1 and your disclosures on pages 92-93. Please revise the final sentence on page 1 to clarify, if true, that there is no pre-clinical or clinical data to support your belief concerning the potential safety or efficacy of RVT-602 for the treatment of infertility in females.

The Company has revised the disclosure on pages 1 and 2 of the Amended Registration Statement.

4.	We refer to the first bullet point on page 4 and your disclosure in the first full risk factor on page 18. Please revise the Summary to highlight and clarify that you expect clinical trials to take at least several years to complete.

The Company has revised the disclosure on pages 4 and 5 of the Amended Registration Statement.

5.	We refer to your disclosures on pages 16, 19 and 55-56. Please revise the Summary to explain your operations and balance your presentation by highlighting that:

•	your operations to date have been limited to organizing and staffing the company and acquiring drug candidates;

•	you presently have one employee; and

•	you have not been involved in the development of either drug candidate and are dependent on Takeda having “correctly collected and interpreted data” from relugolix and RVT-602 trials.

The Company has revised the disclosure on pages 4 and 5 of the Amended Registration Statement.

6.

We refer to your disclosures on pages 14 and 72. Please revise to discuss the importance of formulating relugolix as a fixed-dose combination and the limitation of the commercial opportunity if you instead must formulate as a monotherapy. Also, discuss here, or elsewhere as applicable, whether there are barriers preventing your competitors from similarly pursuing add-back therapy formations for existing or pipeline GnRH antagonists. Discuss, as applicable, whether FDA approval of one fixed-dose

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

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combination GnRH antagonist would materially impact the ability and timeframe for competitors to achieve regulatory approvals of fixed-dose combination drug candidates targeting the same indications.

The Company has revised the disclosure on page 14 of the Amended Registration Statement.

The Offering, page 7

7.	Please revise the disclosure on pages 8 and 41 to indicate the warrant exercise price.

The Company has revised the disclosure on pages 8, 41, 53, 55 and 56 of the Amended Registration Statement.

We are an emerging growth company, and we cannot be certain . . . , page 42

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Use of Proceeds, page 50

9.	Please revise the first bullet point to disclose the amount for each intended Phase 3 clinical program.

The Company has revised the disclosure on page 50 of the Amended Registration Statement. Further, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the amount for each intended Phase 3 clinical program after the completion of its End of Phase 2 meeting with the U.S. Food and Drug Administration for relugolix for the treatment of heavy menstrual bleeding associated with uterine fibroids, and, in any case, prior to the filing and circulation of the Company’s preliminary prospectus to prospective investors.

10.	With respect to each of the indicated uses, please clarify whether you expect the allocated proceeds will be sufficient to complete the indicated study or activity.

The Company has revised the disclosure on page 50 of the Amended Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

Page Four

General and Administrative Expenses, page 59

11.	Please revise to quantify the amount attributable to each of the three primary expense categories you identify.

The Company has revised the disclosure on page 61 of the Amended Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates, page 61

12.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.

Business, page 65

13.	Please revise the Business section to ensure that the dates for each clinical trial are disclosed as well as the country or countries where they took place.

The Company has revised the disclosure on pages 69, 70, 71, 94, 95 and 96 of the Amended Registration Statement.

Phase 3 Clinical Development for Women’s Health Indications, page 76

14.	We refer to your statement in the second paragraph on page 66 that you expect to submit Takeda’s Phase 3 data as part of your new drug application to the FDA for relugolix for the treatment of heavy menstrual bleeding associated with uterine fibroids. We also note your disclosure on page 76 that Takeda’s current Phase 3 trials for this indication are taking place in Japan. Accordingly, please revise to discuss Takeda’s efforts, if any, to obtain FDA approval, including whether it has filed an IND with FDA for this indication.

The Company has revised the disclosure on pages 70 and 82 of the Amended Registration Statement.

Existing Clinical Data in Women’s Health Indications, page 79

15.	We refer to your disclosures on page 74-75 and 91 concerning bone mineral density loss observed in trials for relugolix and elagolix and your disclosures throughout the

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

Page Five

prospectus concerning the significance of this side effect to advancing therapies. Accordingly, please revise the table on page 82 to compare the bone density loss observed for each drug candidate and, if material, any other adverse effects for these two products.

The Company has revised the disclosure on page 88 of the Amended Registration Statement to include the bone mineral density changes for both relugolix and elagolix with the appropriate study-specific details below the table appearing on the same page.

Existing Clinical Data, page 85

16.	Regarding the Phase 2 clinical trials (Study C27002 and C27003), please explain whether the results disclosed are statistically significant.

The Company has revised the disclosure on page 92 and 93 of the Amended Registration Statement.

Summary of Pharmacokinetic…, page 90

17.	We note the disclosure on page 91 indicating that there were 36 serious adverse events as of December 31, 2015. Please revise to disclose how many of these adverse events were either Grade 4 or Grade 5 events. Identify the grade for each of the three events that the investigator reported as possibly linked to relugolix. Also, revise to update the disclosure to a more recent date.

The Company has revised the disclosure on pages 23 and 97 of the Amended Registration Statement.

RVT-602, page 92

18.	We note your disclosure concerning your timeline for commencing Phase 1 and Phase 2 clinical trials. Please revise to clarify whether you plan to initiate both sets of trials in the second half of 2017. Also, disclose, if applicable, when you would submit an IND for this indication.

The Company has revised the disclosure on page 98 of the Amended Registration Statement.

19.	We note your reference at the top of page 92 to your collaboration with Takeda. Please revise to discuss whether you are collaborating with Takeda with respect to RVT-602. Also, disclose when Takeda conducted its Phase 1 clinical trials and, if known, whether Takeda is actively conducting or planning any RVT-602 development. Also, revise the second sentence of the first full risk factor on page 30 to clarify this status.

The Company has revised the disclosure on pages 30, 98 and 100 of the Amended Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

Page Six

License Agreement with Takeda Pharmaceuticals International AG, page 94

20.	Please revise the carryover paragraph at the top of page 95 and the second full paragraph on that same page to disclose the duration of the referenced royalty term.

The Company has revised the disclosure on page 101 of the Amended Registration Statement.

Relationship with Takeda Pharmaceuticals International AG, page 116

21.	Please disclose the approximate dollar value of the amounts involved in the Manufacture and Supply Agreement with Takeda Limited.

The Company has revised the disclosure on page 123 of the Amended Registration Statement. Further, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the approximate dollar value of the amounts involved in the Manufacture and Supply Agreement with Takeda Limited after the completion of its End of Phase 2 meeting with the U.S. Food and Drug Administration for relugolix for the treatment of heavy menstrual bleeding associated with uterine fibroids, and, in any case, prior to the filing and circulation of the Company’s preliminary prospectus to prospective investors.

Related Person Transaction Policy, page 118

22.	Please revise to indicate whether future transactions with Roivant Sciences, including the Option Agreement, will be subject to the related person transaction policy.

The Company has revised the disclosure on page 126 of the Amended Registration Statement.

Principal Shareholders, page 120

23.	Please revise footnote 1 to identify each of the Roivant Sciences Ltd. board members.

The Company has revised the disclosure on page 127 of the Amended Registration Statement.

Common Shares, page 122

24.	Please revise the first full paragraph on page 123 to disclose the purpose of the bye-law provision. Discuss whether the 9.5% threshold has particular legal significance and also explain why the bye-law provision is limited to U.S. holders. Revise the second full paragraph on page 123 to discuss whether Bermuda law or applicable stock exchange listing standards limit the board’s ability to unilaterally alter shareholder voting rights. Also, revise the “Shareholders’ Voting Rights” section on page 133, as applicable, to summarize any differences with Delaware law.

The Company has revised the disclosure on pages 130, 133 and 141 of the Amended Registration Statement. The Company respectfully acknowledges the Staff’s comment, and advises the Staff that voting rights of the Company’s shareholders may not be altered under Bermuda law or applicable stock exchange listing standards without appropriate board and shareholder consents, except as previously agreed by the Company’s board of directors and its shareholders in the form of the adopted bye-laws.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2016

Page Seven

Please contact me at (650) 843-5753 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

cc:	Lynn Seely, M.D., Myovant Sciences, Inc.
Marianne L. Romeo, Myovant Sciences Ltd.
Alan Roemer, Roivant Sciences, Inc.
John T. McKenna, Cooley LLP
Alison Haggerty, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM